YUKON-NEVADA GOLD CORP. 2010 FIRST QUARTER RESULTS

Vancouver, BC – May 17, 2010 – Yukon-Nevada Gold Corp. (the "Company") (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) today announced its financial and operational results for the first quarter ended March 31, 2010. This information should be read in conjunction with the Company's annual financial statements, notes to the financial statements and Management's Discussion and Analysis. All dollar amounts are expressed in United States Dollars unless otherwise specified.

Highlights for the three-month period ended March 31, 2010 include:

  The Jerritt Canyon Mine produced 9,258 ounces from stockpiles and mining operations in the three months ended March 31, 2010.

  For the first time since the second quarter of 2008, the Company re-opened the Smith Mine using a contract mining company, Small Mine Developers (“SMD”), early in the first quarter of 2010. The Company continues to pursue financing for the reopening of the SSX/Steer mine in early 2011 and will seek permitting for Starvation Canyon, also located at Jerritt Canyon, anticipated to be brought into production in 2011 as well.

  The Company had a loss of $51.4 million in the first quarter of 2010 compared to $5.2 million in the first quarter of 2009. The increased loss primarily arise from the $43.6 million financing charge related to the inducement warrants issued in early 2010.

  On March 26, 2010 the Company closed a non-brokered private placement for a total of 22.7 million common shares at a price of $0.22 per Share for proceeds of $4.8 million.

President and CEO Robert Baldock advised, “The Company has recently re-started the mill after the scheduled maintenance shut down early in May, and has announced exciting independent stack test results. The mill overhaul investment and new environmental technology installation will shortly enable the company to reach its objective of steady state production. This is expected to be announced in July 2010, demonstrating that the company is through its previous financial and production difficulties. Reopening of the Smith mine early in 2010 and the coming re-opening of the SSX-Steer mine complex will add to the production profile the company has been working toward.”

From the recommenced mining operations at Smith mine, the Company received a total of 18,786 tons from SMD containing 4,200 ounces. The Company began processing the ore in late February, and has processed a total of 10,350 tons to date.

The mill operated throughout the quarter, but lost $3.3 million as the Company worked through operational issues and stack testing limitations that reduced the overall tonnage. This was offset by the absence of shut down costs of $2.5 million recorded in the first quarter of 2009 as the mine was shut down during that period.

Exploration work continues at Ketza River in the Yukon Territory, Canada. Most of the drill holes were targeted to expand the margins of known mineralized zones and to explore new targets. Five of the reported drill holes were drilled within the known resource areas, using similar drill hole assay quality assurance and quality control procedures as the other exploratory drill holes, to acquire mineralized rock for metallurgical test work. Subsequent to the quarter end March 31, 2010 the Company closed a C$10,000,000 flow-through financing to fund further exploration work at Ketza River.

Details of the Company's financial results are described in the unaudited consolidated financial statements, and management's discussion and analysis, which will be available on the Company's website, www.yukon-nevadagold.com/s/FinancialStatements.asp and SEDAR, www.sedar.com.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties in addition to the planned acquisitions mentioned above.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.